# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Agility Robotics, Inc., CIK 0002074973
CUSIP: 008470106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4698 Truax Drive SE, Salem, Oregon (OR), 97317
Date of event which requires filing of this statement: 11/04/2026
Filed by CIK 0002163164
Persons authorized to receive notices and communications: Jonathan Hurst, c/o Agility Robotics, Inc., 4698 Truax Drive SE, Salem, Oregon (OR), 97317, (541) 738-8888

## Reporting persons
- Jonathan Hurst (CIK 0002163164): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 12,652,759; shared voting power 0; sole dispositive power 12,652,759; shared dispositive power 0; aggregate amount beneficially owned 12,652,759 (5.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Agility Robotics, Inc.
Address of issuer's principal executive offices: 4698 Truax Drive SE, Salem, Oregon (OR), 97317
Comment: This statement on Schedule 13D (the "Schedule 13D") relates to the shares of Common Stock, par value $0.0001 per share (the "Common Stock"), of Agility Robotics, Inc., a Delaware corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing: The Schedule 13D is being filed by Jonathan Hurst (the "Reporting Person").
Residence or business address: The principal business address for the Reporting Person is c/o Agility Robotics, Inc., 4698 Truax Drive SE, Salem, OR 97317.
Present principal occupation or employment: The present principal occupation of the Reporting Person is Chief Robot Officer of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Person. Pursuant to the Merger Agreement, upon consummation of the Business Combination (as defined below), the Reporting Person acquired (i) 12,422,709 shares of Common Stock and (ii) 230,050 shares of Common Stock issuable upon exercise of options held by the Reporting Person, which are fully vested and exercisable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Business Combination

On June 24, 2026, the Issuer (formerly known as Churchill Capital Corp XI) entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), by and among the Issuer, BLB Merger Sub, Inc. ("Merger Sub"), and Agility Robotics, Inc. ("Legacy Agility"). On November 4, 2026 (the "Closing Date"), as contemplated by the Merger Agreement, the Issuer, Merger Sub and Legacy Agility consummated the transactions contemplated by the Merger Agreement and its related agreements (the "Transactions", and the consummation thereof, the "Closing"), culminating in Merger Sub merging with and into Legacy Agility, with Legacy Agility continuing as the surviving corporation (the date and time of such merger, the "Effective Time") and as a wholly owned subsidiary of the Issuer (the "Merger" and, together with the domestication of the Issuer as a Delaware corporation and the other transactions, the "Business Combination"). The Issuer was renamed on the Closing Date to "Agility Robotics, Inc."

As a result of the Business Combination, the common stock of Legacy Agility automatically converted into newly issued shares of Common Stock of the Issuer, pursuant to the terms of the Merger Agreement. In addition, each Legacy Agility stock option was automatically converted into the right to receive stock options of the Issuer, pursuant to the terms of the Merger Agreement.

Amended and Restated Registration Rights Agreement

Contemporaneously with the execution and delivery of the Merger Agreement, the Issuer and Churchill Sponsor XI LLC entered into the Amended and Restated Registration Rights Agreement, dated as of June 24, 2026 (the "A&R Registration Rights Agreement"), which amended and restated the registration rights agreement, dated as of December 16, 2025, entered into in connection with the Issuer's initial public offering. On the Closing Date, certain persons and entities, including the Reporting Person, receiving shares of Common Stock in connection with the Business Combination (the "New Holders" and, together with the Sponsor, the "Reg Rights Holders") became party to the A&R Registration Rights Agreement by executing joinders thereto, and the A&R Registration Rights Agreement became effective. Pursuant to the A&R Registration Rights Agreement, the Issuer has agreed to use its reasonable best efforts to (1) file with the Securities and Exchange Commission (at the Issuer's sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Reg Rights Holders (the "Resale Registration Statement") within 30 calendar days after the Closing and (2) cause the Resale Registration Statement to become effective as soon as reasonably practicable after the filing thereof, but in no event later than the 105th calendar day (or the 165th calendar day if the Securities and Exchange Commission notifies the Issuer that it will "review" the Resale Registration Statement) after the Closing Date.

In certain circumstances, the Reg Rights Holders may demand, in the aggregate, up to three underwritten offerings and will be entitled to customary piggyback registration rights. Pursuant to the A&R Registration Rights Agreement, the Reg Rights Holders have agreed not to transfer their respective shares of Common Stock held as of the Closing Date (including shares issuable upon the exercise of warrants, options or other rights) for a period of 180 days following the Closing Date; however, such transfer restrictions terminate as of the date on which the dollar volume-weighted average price ("VWAP") of the Common Stock on The Nasdaq Stock Market LLC ("Nasdaq"), or such other securities exchange where the Common Stock is primarily listed or quoted, equals or exceeds $12.00 for any 15 trading days within any 180 trading-day period.

The foregoing description of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person, including in his capacity as Chief Robot Officer, may engage in discussions with management, the Board, other securityholders of the Issuer and other relevant parties, or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

To facilitate his consideration of such matters, the Reporting Person may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person will likely take some or all of the foregoing steps at preliminary stages in his consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

The ownership information set forth herein represents beneficial ownership of Common Stock as of the date hereof, based upon 242,089,880 shares of Common Stock outstanding immediately following the Closing as disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2026.

The Reporting Person is the beneficial owner of (i) 12,422,709 shares of Common Stock held by the Jonathan W. Hurst Revocable Trust dated February 9, 2023 and (ii) 230,050 shares of Common Stock issuable upon exercise of options held by the Reporting Person, which are fully vested and exercisable.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or to direct the vote: 12,652,759
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 12,652,759
Shared power to dispose or to direct the disposition: 0
Transactions in the class effected during the past sixty days: Except as otherwise disclosed in this Schedule 13D, during the past 60 days, the Reporting Person has not effected any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the A&R Registration Rights Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Amended and Restated Registration Rights Agreement, dated as of June 24, 2026 (effective as of November 4, 2026), by and among Agility Robotics, Inc., Churchill Sponsor XI LLC and the other holders party thereto (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2026).

## Signatures
- Jonathan Hurst: /s/ Jonathan Hurst, Jonathan Hurst (11/12/2026)